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82-34770

LATHAM&WATKINS

19 July 2005

05010070

File No. 040006-0000

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find two press releases titled:

- "Yara with strong results and increased market share" dated 15 July, 2005; and
- "Ethiopian Prime Minister Meles Zenawi awarded the first African Green Revolution Yara Prize" dated 19 July, 2005.

Feel free to call me with any questions on +44 20 7710-1016.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal

Enclosures

dlw 8/1

YARA

Ethiopian Prime Minister Meles Zenawi awarded the first African Green Revolution Yara Prize

Oslo (2005-14-07): The Board of the Yara Foundation has chosen to award the first African Green Revolution Yara Prize, to the Prime Minister of Ethiopia, Meles Zenawi, for his contribution to improved food security and human nutrition in ways that also protect the environment. The Yara Prize will be presented by Professor Jeffrey Sachs, director of the United Nations Millennium Project at an award ceremony in Oslo, Norway on September 3.

The Yara Foundation Board recognizes Prime Minister Meles' decisive steps towards increasing food production and reducing poverty in one of the poorest countries of the developing world. He has brought about political change in Ethiopia, and placed the rural poor first in the country's development strategies.

Ethiopia sees agriculture as the entry point for investments in rural development, with particular focus on women, and the creation of agro-industries. Budget allocation to the agricultural sector in Ethiopia is above 15 %, exceeding the goal of 10% established by the African Union.

The Yara Foundation has evaluated and emphasized the progress to date, and realizes that there are still many unsolved challenges and shortcomings to be addressed. A 21st Century African Green Revolution is much more than just producing more food. It also involves providing an enabling policy environment, securing ownership rights, improving child nutrition, making markets work for the poor and doing all this in ways that protects and enhances the rural environment. It is a revolution to end hunger that also empowers people with a voice, and the opportunity to create their own future.

Ethiopia has reformed its public sector, has strengthened its human resource capital, has trained over 45,000 paraprofessional "barefoot" extension workers who now live and work in over 15,000 villages across the country, and has provided microcredit to over 4.5 million smallholder farm families.

The results are among the most promising for achieving the Millennium Development Goal of cutting world hunger in half by the year 2015. During the past decade Ethiopia has more than doubled its food production; from 6.3 million metric tons in 1993, to 14.3 million tons in 2004. Ethiopia's GDP grew at an average of 5.8 % annually, with agriculture growing at an average rate of 3.1 % in spite of the severe droughts of 1998 and 2001. During the last three years, agricultural production has grown at 8 % per annum. In spite of the fact that about 40% of the population is chronically malnourished, Ethiopia's food security program aims at enabling 4-5 million chronically food insecure to attain food security within 3-5 years, a major step towards accomplishing the Hunger Millennium Development Goal.

Meles Zenawi has, as one of Africa's young leaders and senior statesmen, made major contributions also on the international arena, including his membership in the Commission for Africa.

The Yara Prize 2005 is awarded to Meles Zenawi, for his dedication and inspirational leadership, for the results achieved in improving food security for his people, and for Ethiopia's response to UN Secretary General Kofi Annan's call for a uniquely African green revolution for the 21st Century

The Yara Price committee:

Dr. Thorleif Enger, President and CEO of Yara International ASA, Oslo.

Professor Pedro Sanchez, Director of Tropical Agriculture, the Earth Institute, Columbia University, New York.
Dr. Marco Quiñones, Regional Director for Africa, Sasakawa Global 2000, Addis Ababa.
Joan Holmes, President, The Global Hunger Project.
Dr. Peter Hartmann, Director General of the International Institute for Tropical Agriculture (IITA), Ibadan, Nigeria.

Contact

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Ingegerd Rafn, Media Relations
Telephone (+47) 24 15 72 46
Cellular (+47) 91 84 06 20
E-mail **ingegerd.rafn@yara.com**

The Yara Prize *is established in order to commend outstanding efforts to increase food production and availability in Africa - as a contribution to the economic and social development of the continent, for the benefit of its people. The Yara Prize shall contribute to the transformation of African agriculture and food availability, within a sustainable context, as an essential contribution to end hunger and reduce poverty. The Yara Prize shall recognize outstanding contributions to food availability, and serve as an inspiration and challenge in the continuous strive towards improved agricultural output.*

http://www.yara.com/yaraprize

Yara International ASA ***is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.***

YARA

Yara with strong results and increased market share

Oslo (2005-07-15): Yara International ASA reports strong results for the second quarter. The positive development in global agriculture has more than compensated for increased European energy costs. Yara continued to capture market share in Europe during the quarter as a result of reduced imports and improved market segmentation.

Yara reports for the second quarter a net income after minority interest of NOK 846 million (NOK 2.68 per share), compared with NOK 800 million (NOK 2.50 per share) in the second quarter last year. Excluding net foreign exchange gain/losses, the result was approximately NOK 3.18 per share compared with NOK 2.53 per share in second quarter 2004. Second quarter operating income was NOK 1,117 million compared with NOK 912 million in the same quarter last year. EBITDA for the quarter was NOK 1,868 million compared with NOK 1,484 million in the second quarter last year.

"The second quarter results continued the strong development for Yara. Both high demand and good production levels in Yara's plants were important contributors," says Thorleif Enger, President and CEO of Yara International ASA. "While the total European market volume was down for the season, we continued to capture market share from imports. Over time a gradual decline in the mature European fertilizer market is expected, and Yara will counter this trend with a further strengthening of the fertilizer position as well as shifting some products to higher margin applications. One example is AdBlue for reduction of truck emissions, a product which we already distribute through more than 90 locations across Europe," says Mr. Enger.

Global fertilizer consumption is estimated to have increased by 5% in 2004, driven by low grain stocks and improved grain prices early in the year, and generally favorable weather conditions. In addition, strong economic growth has stimulated demand for meat and vegetables, bio-fuels and industrial nitrogen consumption. The positive demand developments in 2004 have continued into 2005. Particularly in Asia, demand has been robust. But due to drought in several places, including Brazil, Australia and South East Asia, fertilizer demand in these regions could be somewhat lower than in the previous year. This may have a negative impact on short-term fertilizer consumption, but reduced crops and grain inventories may increase fertilizer demand in the medium term.

For further information
The entire quarterly report and the presentation material used during the press and analyst conference are available on
http://www.yara.com/en/investor_relations/financial_reports/

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.
www.yara.com
